Filed by SunTrust Banks, Inc.
pursuant to Rule 425
under the Securities Act of
1933, as amended and deemed
filed under Rule 14a-6
under the Securities Exchange Act
of 1934, as amended
Subject Company: GB&T Bancshares Inc.
Exchange Act File Number of
Subject Company: 000-24203
This filing relates to the proposed transaction contemplated by the Agreement and Plan of Merger by and between SunTrust Banks, Inc. and GB&T Bancshares, Inc., dated November 2, 2007. The views reflected in the following articles are the views of the reporters.
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The following article was published by the Gainesville Times on April 11, 2008:
GB&T employees will be offered jobs with SunTrust
By Harris Blackwood
Stockholders to vote on merger April 24
Officials with SunTrust and Gainesville Bank & Trust on Thursday revealed their branch configuration following the planned merger of the two financial institutions.
The companies also announced that all employees with “client-facing” jobs, such as tellers, customer service representatives, loan officers and branch managers would be offered positions with SunTrust.
The company also announced that selected SunTrust and GB&T offices in Hall County would be closing by late summer when the merger is complete.
The main office of GB&T at 500 Jesse Jewell Parkway, as well as branches on Old Cornelia Highway, Dawsonville Highway, and a drive-up location at 1210 Thompson Bridge Road would be closing. Also to close is the SunTrust location at 3626 Mundy Mill Road in Oakwood.
SunTrust plans to keep the Southern Heritage Bank office at 3461 Atlanta Highway and the GB&T branches at 3725 Mundy Mill Road, 3460 Thompson Bridge Road and 4890 Golden Parkway in Buford.
The three-story GB&T headquarters at 500 Jesse Jewell Parkway will be the largest facility to close. The building that was jointly owned by GB&T and Gainesville businessman Don Carter housed offices for both Gainesville Bank & Trust and its parent company, GB&T Bancshares.

Lana Nix, market president for SunTrust in Gainesville, will continue her role after the merger. Richard Hunt, chief executive of GB&T Bancshares, said he has been asked to remain with the bank until at least the end of 2008 to assist in the transition.
Nix said the employees who are being retained may opt for positions at SunTrust locations closer to their homes. Other GB&T personnel who are not being retained will be offered a severance package when the merger is completed. These include employees of the bank holding company and those who are involved in noncustomer service administrative positions.
Gary Peacock Jr., president and CEO of SunTrust Bank in Atlanta, and Hunt issued a joint statement saying the overall merger integration planning is “on track, on target and on schedule.”
SunTrust announced that four members of the GB&T Bancshares board of directors would be joining the advisory board for SunTrust in Gainesville. They are Lowell S. “Casey” Cagle, John W. Darden, Richard Hunt and Philip Wilheit.
GB&T stockholders are scheduled to vote on the merger at a stockholders meeting on April 24. The transaction will likely be completed by mid to late summer. The banks did not give a specific date for the branch closures.
The combination of a 10-month slide in the price of its stock in 2007 and a growing number of developers in default on loans in a slumping housing market was enough for directors of GB&T Bancshares to accept a stock buyout last November from the state’s largest bank.
The announcement of the acquisition of GB&T by SunTrust came on the same day the Gainesville bank holding company announced a third-quarter loss of $6.3 million for 2007.
The losses continued as GB&T Bancshares announced a $13 million loss in the fourth quarter and a loss of $12.48 million for 2007. The bank’s stock hit a record high of $22.28 on Jan. 3, 2007.
Since the merger announcement, the stock has closed as high as $11.38 and as low as $8.02
If approved as expected, GB&T shareholders will receive .1562 shares of SunTrust common stock for each share of GB&T common stock.
Based on Thursday’s Wall Street close of $54.61, that would equate to $8.53 per share.
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The following article was published by Bloomberg news on April 10, 2008:
SunTrust Banks to Close 13 Branches in GB&T Purchase (Update2)
By David Mildenberg
April 10 (Bloomberg) — SunTrust Banks Inc., the largest bank based in Georgia, plans to close 13 branches this summer as part of its purchase of money-losing GB&T Bancshares Inc.
Eight of Gainesville, Georgia-based GB&T’s branches and five SunTrust offices will close, the Atlanta-based bank said in a regulatory filing.
SunTrust, the seventh-biggest bank in the U.S., will gain GB&T’s $1.5 billion in assets and 35 branches to help the company expand in Atlanta’s suburbs. The acquisition is expected to be completed in the second quarter, SunTrust said. SunTrust has 212 branches in the Atlanta metropolitan area.
SunTrust agreed in November to pay 0.1562 shares of its stock for each GB&T share outstanding. The transaction values GB&T at about $8.47 a share based on SunTrust’s closing price yesterday of $54.21, putting the value of the transaction at about $121 million. GB&T traded as high as $26.69 in November 2004.
One of GB&T’s subsidiary banks, HomeTown Bank of Villa Rica, agreed to a cease and desist order with the Federal Deposit Insurance Corp. and Georgia Department of Banking and Financial on Nov. 26 because of too many poor quality loans and “alleged violations of certain laws, regulations and FDIC statements of policy,” GB&T said in a March 5 regulatory filing.
HomeTown Bank, with three offices and $232 million in deposits, agreed to improve its management and maintain a ratio of Tier 1 capital to assets of at least 7 percent. The ratio, a sign of a bank’s financial strength, was 7.14 percent as of Dec. 31, while GB&T’s overall ratio was 8.7 percent.
‘No Effect’
GB&T lost $12.5 million in 2007 as its net charge-offs, for which it doesn’t expect to collect any money, more than quadrupled to $21 million. The bank operates mainly in the northern and western suburbs of Atlanta.
SunTrust factored in the possibility of the HomeTown Bank regulatory issues when considering the purchase and doesn’t expect it to affect the transaction, spokesman Michael McCoy said in an e-mail statement.
A telephone call to GB&T spokesman Mike Banks wasn’t returned. GB&T increased 6 cents to $8.45 at 4:30 p.m. in Nasdaq trading and has declined 52 percent during the past 12 months.

SunTrust gained 37 cents to $54.58 in New York Stock Exchange composite trading. The bank has fallen 32 percent in the past year.
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The following article was published by the Athens Banner-Herald on April 12, 2008:
SunTrust to close branch, buy out bank
Atlanta Highway
By Don Nelson
SunTrust Bank will close its Atlanta Highway branch this summer as part of the Atlanta-based company’s plans to buy Gainesville-based GB&T Bancshares Inc.
The acquisition, expected to be completed by June, means SunTrust will own the Bank of Athens — one of GB&T’s branch offices — near the intersection of Atlanta Highway and Timothy Road.
That branch can better serve the SunTrust market on the westside, said Peter Hodgson, president of SunTrust Bank Athens.
“With the merger, the Bank of Athens office at Timothy Road is a better situated office out there,” Hodgson said.
The seven employees working in SunTrust’s office at 4190 Atlanta Highway will relocate to other SunTrust banking properties, and SunTrust eventually will sell the former branch property, Hodgson said.
The Bank of Athens branch will assume the SunTrust name once the purchase is completed. Federal and state regulatory agencies have approved the purchase by SunTrust, and GB&T shareholders are expected to vote on the $153.7 million deal April 24, Hodgson said.
Thirteen branches likely will close in late summer, most by merging SunTrust and GB&T branches that are within one mile.
GB&T Bancshares operates 32 banking offices in Northern and Central Georgia under the banner of seven community banks, including Gainesville Bank & Trust.
SunTrust has six branches in Athens and one in Oconee County.
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Information About Acquisition of GB&T Bancshares, Inc.
On November 2, 2007, SunTrust Banks, Inc. (NYSE: STI) and GB&T Bancshares, Inc. (NASDAQ: GBTB) announced the signing of a definitive agreement under which SunTrust will acquire GB&T (the “Agreement”). The Agreement provides that GB&T will merge with and into SunTrust, with SunTrust continuing as the surviving entity (the “Merger”), and that each issued and outstanding share of GB&T common stock (excluding shares owned by GB&T or SunTrust) will be converted into the right to receive 0.1562 shares of SunTrust common stock (the “Exchange Ratio”). Cash will be paid in lieu of fractional shares.
Where You Can Find Additional Information About The Merger
The proposed Merger will be submitted to GB&T’s shareholders for consideration. SunTrust and GB&T have filed a Proxy Statement/Prospectus and other relevant documents concerning the Merger with the United States Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS (WHICH WAS FIRST MAILED TO GB&T SHAREHOLDERS ON OR ABOUT MARCH 13, 2008) AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
You may obtain copies of all documents filed with the SEC regarding the Merger, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents free of charge from SunTrust’s website (www.suntrust.com) under the heading “About SunTrust” and then under the heading “Investor Relations” and then under the item “Financial and Regulatory Filings.” You may also obtain these documents, free of charge, from GB&T’s website (www.gbtbancshares.com) under the section “Corporate Info” and then under the item “Corporation Information” and then under the item “Documents.”
Participants in the Merger
SunTrust and GB&T and their respective directors and executive officers may be deemed participants in the solicitation of proxies from GB&T’s shareholders in connection with the Merger. Information regarding such persons and a description of their interest in the Merger is contained in the Proxy Statement/Prospectus. You can find information about SunTrust’s executive officers and directors in its definitive proxy statement filed with the SEC on February 29, 2008. You can find information about GB&T’s executive officers and directors in its definitive proxy statement filed with the SEC on April 18, 2007. You can obtain free copies of these documents from the websites of SunTrust, GB&T or the SEC.
Important Cautionary Note Regarding Forward-Looking Statements
These stories may contain forward-looking statements. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. These statements are often preceded by, followed by or include the words “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” “initiatives,” “potentially,” “probably,” “projects,” “outlook,” or similar expressions or future conditional verbs such as “may,” “will,” “should,” “would,” and “could.” These forward-looking statements include statements regarding expected integration processes following the Merger.
     Forward-looking statements are subject to significant risks and uncertainties. Investors are cautioned against placing undue reliance on such statements. Actual results may differ materially from those set forth in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, the statements in the sections entitled “Risk Factors Relating to the Merger” and “Forward-Looking Statements” found in SunTrust’s Registration Statement on Form S-4, declared effective on March 12, 2008 (File No. 333-147874) and other risks detailed from time to time in SunTrust’s 2007 Annual Report on Form 10-K, in SunTrust’s Quarterly Reports on Form 10-Q, and in SunTrust’s Current Reports on Form 8-K filed with the SEC and available at the SEC’s internet site (www.sec.gov). The forward-looking statements in this news release speak as of the date hereof, and SunTrust does not intend to update the statements made herein or to update the reasons why actual results could differ from those contained in such statements in light of new information or future events.